NO act

Document Control

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
MARKET REGULATION

07060500

July 2, 2007

Act	Exchange Act
Section	Regulation SHO
Rule	Rule 200(g)(2) & 10A-1
Public Availability	yes

Mr. Jeffrey P. Burns
Vice President & Associate General Counsel
American Stock Exchange LLC
86 Trinity Place
New York, NY 10006-1872

Re: Request for No-Action Relief in Connection with Recent Amendments to Remove the "Short Exempt" Marking Requirement of Rule 200(g) of Regulation SHO
TP File No. 07-12

P.E. 7-2-07

Dear Mr. Burns:

In your letter on behalf of the American Stock Exchange LLC (the "Exchange" or "AMEX"), dated July 2, 2007, as supplemented by telephone conversations with the staff of the Division of Market Regulation (the "Division"), you request that the Division not recommend enforcement action to the Commission under Rule 200(g) of Regulation SHO if the Exchange continues to accept orders marked as "short exempt" for a ninety day transitional period following the date for compliance with recent amendments adopted by the Commission to remove the "short exempt" marking requirement of Rule 200(g)(2) of Regulation SHO.

A copy of your letter is attached to this response. By including a copy of your correspondence, we avoid having to repeat or summarize the facts you presented. The defined terms in this letter have the same meaning as in your letter, unless otherwise noted.

On June 28, 2007 the Commission issued a release amending Rule 10a-1 under the Exchange Act and Rules 200 and 201 of Regulation SHO.[1] Specifically, the amendments will (i) remove restrictions on the execution prices of short sales ("price tests" or "price test restrictions"); (ii) add Rule 201 of Regulation SHO to provide that no price tests, including any price test of any self-regulatory organization ("SRO"), shall apply to short sales in any security, and to prohibit any SRO from having a price test; and (iii) remove the "short exempt" marking requirement of Rule 200(g)(2) of Regulation SHO. The compliance date for these amendments is July 6, 2007.[2]

[1] *See* Exchange Act Release No. 55970 (June 28, 2007).

[2] *See id.*

#3

On the basis of your representations and the facts presented, the Division will not recommend enforcement action to the Commission under Rule 200(g) of Regulation SHO if the Exchange or other SROs continue to accept orders marked as "short exempt" for a period of ninety days from the July 6, 2007 compliance date for these amendments.

This position concerns enforcement action only and does not represent a legal conclusion with respect to the applicability of statutory or regulatory provisions of the federal securities laws. Moreover, this position is based on the facts you have presented and the representations you have made, and any different facts or conditions may require a different response. In addition, this position is subject to modification or revocation if at any time the Commission or the Division determines that such action is necessary or appropriate in furtherance of the purposes of the Exchange Act. Finally, the Division expresses no view with respect to any other questions that the proposed activities may raise, including the applicability of other federal or state laws to those activities.

In addition, your attention is directed to the anti-fraud and anti-manipulation provisions of the Exchange Act, particularly Sections 9(a) and 10(b), and Rule 10b-5 thereunder. Responsibility for compliance with these and any other applicable provisions of the federal securities laws must rest with the registered broker-dealer. The Division expresses no view with respect to any other questions that the proposed transactions may raise, including, but not limited to, the adequacy of the disclosure concerning, and the applicability of any federal or state laws to, the proposed transactions.

Sincerely,

Josephine J. Tao
Assistant Director

AMERICAN
STOCK EXCHANGE®
Equities Options ETFs

Jeffrey P. Burns
Vice President and
Associate General Counsel

American Stock Exchange
86 Trinity Place
New York, NY 10006-1872
T 212 306 1822
F 212 306 5724
jeffrey.burns@amex.com

July 2, 2007

BY E-MAIL AND OVERNIGHT COURIER

Josephine J. Tao, Assistant Director
Office of Trading Practices
Division of Market Regulation
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-6628

Re: Request for No-Action Relief in Connection with the Recent Amendment to Remove the Marking Requirements set forth in Rule 200(g) under the Securities Exchange Act of 1934

Dear Ms. Tao:

The American Stock Exchange LLC ("Amex" or "Exchange") requests no-action relief in connection with the Commission's recent amendment to Rule 200(g) under the Securities Exchange Act of 1934 (the "1934 Act") removing the requirement that a broker-dealer mark a sell order of an equity security as "short exempt" if the seller is relying on an exception from the price test of Rule 10a-1 under the 1934 Act, or a price test of any exchange or national securities association.[1] The Exchange is requesting temporary relief from the application of Rule 200(g) for the purpose of providing a transitional period.

The Commission recently adopted the Price Test Amendments to remove all current price test restrictions, prohibit any self-regulatory organization from having its own price test, and remove the requirement that a broker-dealer mark a sell order of an equity security as "short exempt" if the seller is relying on an exception from the price test of Rule 10a-1 under the 1934 Act, or any price test of any exchange or national securities association. The Amex believes that the broker-dealer community will need a transitional period in order to facilitate the proper elimination of "short exempt" marking. Accordingly, we request exemptive relief to permit the Exchange to continue to accept orders marked as "short exempt" for a period of ninety (90) days from the July 6, 2007 compliance date for such changes, or such other period of time as the Commission staff believes is appropriate.

1 See Securities Exchange Act Release No. 55970 (June 28, 2007)(File No. S7-21-06)(Regulation SHO and Rule 10a-1)(the "Price Test Amendments").

If you have any questions, please contact me at 212-306-1822 or Claudia Crowley at 212-306-2432.

Very truly yours,

cc: Victoria L. Crane, SEC
Claudia Crowley, Amex
Claire P. McGrath, Amex
Daniel Z. Mollin, Amex

END